EXHIBIT 99.3

FORM 51-102F3

Material Change Report

ITEM 1.                  NAME AND ADDRESS OF COMPANY

Mercator Minerals Ltd. (the "Company")
1050 – 625 Howe Street
Vancouver, British Columbia  V6C 2T6

ITEM 2.                  DATE OF MATERIAL CHANGE

October 23, 2012

ITEM 3.                   NEWS RELEASE

The news release dated October 23, 2012 was disseminated through Marketwire and is available on the SEDAR website (www.sedar.com).

ITEM 4.                   SUMMARY OF MATERIAL CHANGE

The Company has closed the previously announced private placement.  The Company issued a total of 55,775,000 shares at a price of $0.52 per share for total proceeds of $29,003,000.

ITEM 5.1                FULL DESCRIPTION OF MATERIAL CHANGE

The Company has closed its previously announced bought deal private placement of shares.  The Company issued 55,775,000 shares at $0.52 per share to raise gross proceeds of approximately $29,000,000.

The private placement was conducted through a syndicate of underwriters led by Haywood Securities Inc. and RBC Dominion Securities Inc. and including BMO Nesbitt Burns Inc., Canaccord Genuity Corp., Raymond James Ltd. and Paradigm Capital Inc. (collectively, the "Underwriters").

The Company plans to use the net proceeds of the private placement to reduce the working capital deficit of one of its wholly owned subsidiaries, Mineral Park Inc., and for general corporate purposes.

All securities issued or issuable under the private placement are subject to a hold period under applicable Canadian securities laws expiring on February 24, 2013, in addition to such other restrictions as may be applicable under securities laws outside Canada, except as permitted by applicable securities legislation and the rules and policies of the Toronto Stock Exchange.

Bruce McLeod and Stephen Quin, both of whom are directors of Mercator, acquired common shares as subscribers under the private placement.

Bruce McLeod purchased 100,000 shares under the private placement.  On completion of the private placement, Mr. McLeod holds 802,124 common shares, 772,950 stock options and 254,238 restricted stock units of the Company, representing approximately 0.25% of the Company's outstanding shares on a non-diluted basis or approximately 0.58% of the Company's outstanding shares on a partially-diluted basis assuming the exercise of Mr. McLeod's stock options and the vesting of the restricted stock units.

Stephen Quin purchased 40,000 shares under the private placement.  On completion of the private placement, Mr. Quin holds 119,591 common shares, 300,000 stock options and 2,500 share purchase warrants of the Company, representing approximately 0.04% of the Company's outstanding shares on a non-diluted basis or approximately 0.13% of the Company's outstanding shares on a partially-diluted basis assuming the exercise of Mr. Quin's warrants and stock options.

The Company relied on applicable exemptions from the minority shareholder approval and formal valuation requirements of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") in respect of the participation of Mr. McLeod and Mr. Quin in the private placement, which was approved by the Company's board of directors.

The directors of the Company determined that the private placement was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to the exemptions contained in sections 5.5(a) and 5.7(a) of MI 61-101, respectively, as neither the fair market value of the securities being issued nor the consideration paid exceeds 25% of the Company's market capitalization.

ITEM 5.2                DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.                  OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.                  EXECUTIVE OFFICER

Contact:                Marc LeBlanc
Title:                      Corporate Secretary
Telephone:           778-330-1292

ITEM 9.                  DATE OF REPORT

October 24, 2012